Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A fund is required to make distributions of any income and gains realized in the prior fiscal year. If a fund has a net investment loss or realized losses in the current year, such distributions may be in excess of the Fund's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended July 31, 2017, have been reclassified among the components of net assets as follows:

	Undistributed	Undistributed	Paid-In
	Net Investment	Net Realized	Capital
	Income	Gain/(Loss)
Janus Henderson Emerging Markets Fund	($334,633)	($658,470)	$993,103
Janus Henderson European Focus Fund	($1,097,968)	$1,097,968	$0
Janus Henderson Global Equity Income Fund	$17,957,814	($17,957,814)	$0
Janus Henderson International Opportunities Fund	$25,082,511	($25,082,511)	$0
Janus Henderson International Small Cap Fund	$10,574	$12,418	($22,992)
Janus Henderson U.S. Growth Opportunities	$17,517	$5,760	($23,277)